FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica disagrees with European Commission decision	4

PRESS RELEASE

04/07/2007

The company has fully complied with the Spanish authority's regulation

TELEFÓNICA DISAGREES WITH EUROPEAN COMMISSION DECISION AND WILL IMMEDIATELY REQUEST ITS ANNULMENT BEFORE THE EUROPEAN COURTS

  The EU decision is wholly unjustified given the satisfactory evolution of the Spanish broadband market, publicly acknowledged by the national regulator.

Madrid, 4 July 2007.- Telefónica announced today its firm intention to lodge an application for annulment of the European Commission ruling in connection with the proceedings initiated against Telefónica de España for an alleged abuse of dominance in the Spanish market for broadband Internet access. It will file its request before the European Courts in the coming days.

Telefónica considers the Commission decision unjustified and disproportionate. Telefónica contests the decision's legal, economical and market analysis, and underlines that it has fully complied with the existing regulation imposed by the Spanish authority, the Comisión del Mercado de las Telecomunicaciones (CMT). The company is convinced it has rigorously met the CMT's strict parameters which, for the sake of competition and on an ex ante basis, regulate every initiative taken by Telefónica to offer consumers a range of innovative and varied products and services, both in terms of price and quality.

It is the first time that the Commission identifies an illegal margin squeeze for a non-essential service such as wholesale indirect access, which does not exist as a regulatory obligation in some of our neighbouring countries. Moreover, the Commission's line of argument is totally contradictory, since high retail prices by definition provide competitors with a margin.

Furthermore, as publicly acknowledged by the CMT, the Spanish broadband market has seen increased competition, which makes the Commission decision even more surprising. New operators have entered the market while Telefónica's share of the broadband market has decreased steadily (from 95% in 2001 to the current 55%). To fine Telefónica for a breach of the competition rules is not reasonable.

Spain has experienced an exponential growth in broadband connections between 2001 and 2005, in line with similar EU Member States. The European Commission itself recognised this in its latest implementation report, stating that broadband penetration in Spain is developing satisfactorily.

The Spanish broadband market is characterised by the presence of strong and well-capitalised competitors, including cable operators who do not depend on Telefónica's infrastructure to offer their services. This differentiates the Spanish market from many other EU countries, further calling into doubt the Commission's decision.

Legal uncertainty

Telefónica finds itself squeezed between two regulators - the national regulator (CMT) and the European Commission - which are at odds with each other. As a result, the decision by the Commission creates enormous uncertainty about the role played by the regulatory bodies and the competition authorities in the telecommunications sector, throwing into question the supervisory functions of the Spanish authorities.

The legal uncertainty created by this decision will inevitably affect Telefónica's and other operators' ability to launch new products and services, with a direct impact on the entire European telecommunications sector to the detriment of European consumers.

Telefónica will nevertheless continue to offer broadband services in the highly competitive Spanish market, while at the same time maintaining its commitment to guaranteeing fair competition and generating consumer benefits as core values within Telefónica's corporate strategy.

The events date back to 2003, when Wanadoo (a company with public participation of the French State) lodged a complaint before the European Commission against Telefónica alleging an abuse of dominant position in the Spanish broadband market through a so-called "margin squeeze." In February 2006, the European Commission initiated formal proceedings against Telefónica de España on the grounds of anti-competitive behaviour, without having considered the possibility of imposing precautionary measures to remedy the situation. These proceedings were initiated despite recurring and intense supervision by the Spanish telecommunications regulator CMT, which has monitored and regulated the company's pricing policy for broadband services without ever detecting a margin squeeze. For this reason, Telefónica has legitimate reasons to believe it has strictly adhered to the regulations governing fair competition and has acted in good faith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 5th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors